UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of class of securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP number)

Xuan Zhang

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

Copy to:

Z. Julie Gao

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 3740-4700

Fax: (852) 3740-4727

(Name, address and telephone number of person authorized to receive notices and communications)

December 29, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: SERENE VIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 500,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 500,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: AVNER DEVELOPMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 250,000 Ordinary Shares held by Avner Developments Limited, representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 3

1.	NAME OF REPORTING PERSON: FULL RICHES HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 180,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 180,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 180,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 180,000 Ordinary Shares held by Full Riches Holdings Limited, representing 0.3% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 4

1.	NAME OF REPORTING PERSON: SPEEDVIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 70,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 70,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 70,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 70,000 Ordinary Shares held by Speedview Investment Limited, representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 5

1.	NAME OF REPORTING PERSON: BIN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,990,165.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 8,990,165.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,990,165.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.0%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited and (iii) 270,168 Ordinary Shares Mr. Li has the right to acquire pursuant to the vesting of restricted share units and exercise of share options within 60 days following the date hereof, collectively representing 13.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 6

1.	NAME OF REPORTING PERSON: JINGNING SHAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 710,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 710,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 710,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 250,000 Ordinary Shares held by Avner Developments Limited and (ii) 460,000 Ordinary Shares Mr. Shao has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 1.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 7

1.	NAME OF REPORTING PERSON: XUAN ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 305,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 305,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 305,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 180,000 Ordinary Shares held by Full Riches Holdings Limited, (ii) 85,000 ADSs (representing the same number of Ordinary Shares) held by Mr. Zhang and (iii) 40,000 Ordinary Shares Mr. Zhang has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 8

1.	NAME OF REPORTING PERSON: WEIHAI QU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 73,621
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 73,621*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 73,621*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 70,000 Ordinary Shares held by Speedview Investment Limited and (ii) 3,621 Ordinary Shares Mr. Qu has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,731,285.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 9

1.	NAME OF REPORTING PERSON: PROUDVIEW LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 8,219,997.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 8,219,997.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,219,997.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.0%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 5,719,997.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited, collectively representing 12.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 8,219,997.5 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2016.

This Amendment No 3. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 31, 2015 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on August 8, 2016 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end of paragraph (a) thereof:

Each Management Entity is principally engaged in the business of holding securities in the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On December 29, 2016, each Reporting Person entered into a Deed of Release (the “Deed of Release”) with ATGGM, pursuant to which all obligations of the Reporting Person under the Share Charge between such Reporting Person and ATGGM, dated as of November 16, 2012, were unconditionally and irrevocably discharged and released, including, without limitation, such Reporting Person’s mortgage, in relation to the Loan, in favor of the Lender of all of its right, title and interest in and to the Ordinary Shares acquired by the Reporting Person in the Investment. The execution of the Deed of Release followed ATGGM’s receipt from the Management Entities of a series of payments completed on December 29, 2016 and aggregating $9.6 million in satisfaction of all outstanding principal and interest on the Loans. The foregoing description of the Deed of Release does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the forms of Deed of Release. The form of the Deed of Release governed by the laws of the British Virgin Islands is filed as Exhibit K hereto and the form of the Deed of Release governed by the laws of the Cayman Islands is filed as Exhibit L hereto. Both exhibits are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby amended and restated as follows:

(c) The below table sets forth all transactions with respect to the Ordinary Shares (including in the form of ADSs) effected during the past sixty (60) days by the Reporting Persons. All transactions summarized in the table below were effected in the open market.

Name of Reporting Person	Date	ADSs Sold	Price per ADS
Zhang, Xuan	11/18/2016	5,000	22.50
	11/21/2016	5,000	23.00
	11/22/2016	5,000	23.00
	12/19/2016	5,000	18.00
	12/20/2016	5,000	18.00
	12/21/2016	5,000	18.05
	12/23/2016	5,000	20.00
	12/23/2016	5,000	20.50
	12/21/2016	2,500	18.20
	12/28/2016	5,000	20.05

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by inserting the following at the end thereof:

Exhibit K	Form of BVI Deed of Release

Exhibit L	Form of Cayman Islands Deed of Release

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2017

SERENE VIEW INVESTMENT LIMITED		AVNER DEVELOPMENTS LIMITED

By:	/s/ Bin Li	By:	/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao
Title:	Director	Title:	Director

FULL RICHES HOLDINGS LIMITED		SPEEDVIEW INVESTMENT LIMITED

By:	/s/ Xuan Zhang	By:	/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu
Title:	Director	Title:	Director

PROUDVIEW LIMITED

By:	/s/ Bin Li
Name:	Bin Li
Title:	Director

/s/ Bin Li		/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao

/s/ Xuan Zhang		/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu